This rider/endorsement, effective 12:01 am,   8/01/16   **forms part**

of bond/policy number   **30 FI 0277992**

issued to: **MANAGER DIRECTED PORTFOLIOS FKA THE ROXBURY FUNDS**

by: **HARTFORD FIRE INSURANCE CO.**

THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

BOND/POLICY CHANGE

Named Insured: MANAGER DIRECTED PORTFOLIOS FKA THE ROXBURY FUNDS

Bond/Policy Change No.:	**2**	Effective Date of Change: 12:01 a.m.	8/01/16
Date of Issue:	7/26/16	Bond/Policy Number	30 FI 0277992

A. SCHEDULE *

☐ 1.   The named Insured is changed to:

☐ 2.   The following Insured(s) is/are **added** as a named Insured:

☐ 3.   The following Insured(s) is/are **deleted** as a named Insured:

☐ 4.   The Mailing Address is changed to:

☒ 5.   The Bond/Policy period is   09/01/2016   or reduced to: extended to:

☐ 6.   The following Insuring Agreement(s) is/are:

     ☐   Added to the Bond/Policy

     ☐   Deleted from the Bond/Policy

     ☐   Changed as respects the Limit(s) of Insurance and/or Deductible Amount(s)

     INSURING AGREEMENT   **Limit of Insurance**

	$	
	$	
INSURING AGREEMENT	**Deductible Amount**	
	$	
	$	

☒ 7.   The following Rider/Endorsement(s) is/are:

    ☒   Added to the Bond/Policy

    IT IS AGREED THIS POLICY IS HEREBY EXTENDED TO EXPIRE EFFECTIVE 09/01/2016 FOR AN ADDITIONAL PREMIUM OF $174.25.

    ☐   Deleted from the Bond/Policy

    ☐   Changed as respects to the Limit(s) of Insurance

RIDER/ENDORSEMENT	**Limit of Insurance**	
	$	
	$	

*Information required to complete this Schedule, if not shown on this rider/endorsement, will be shown in the Declarations.

NOTE: If items 1,3,5,6 (deleted, deductible increased, limit reduced) or 7 (deleted, limit reduced) see instructions on following page.



Douglas Elliot, President

Countersigned by:

, Authorized Agent

B. PROVISIONS

    1.   Application of changes affected by this Rider/Endorsement:

        a.   **Addition of a Deductible or Increase in Deductible Amount:** This change applies to loss resulting from acts committed or events occurring at any time, whether before or after the Effective Date of Change.

b. **Deletion or Restriction (other than in a. above) of any Coverage or Decrease in any Limit of Insurance:** This change applies to loss resulting from acts committed or events occurring:

(1) On or after the Effective Date of Change, and also

(2) Before the Effective Date of Change if discovered after one year from that date.

c. **All Changes Other Than in a. and b. Above:** This change applies to loss resulting from acts committed or events occurring on or after the Effective Date of Change.

2. No Limit of Insurance during any period will be cumulative with any other amount applicable to the same coverage during any other period.

All other terms and conditions remain unchanged.

Accepted:

First Named Insured

By

Title

Instructions: Complete, have signed by authorized person, and return.

August 26, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 3 (effective August 1, 2016) extending the bond period from August 1, 2016 through September 1, 2016 is enclosed;

- the original Fidelity Bond was previously filed on August 7, 2015;

- an additional premium in the amount of $174.25 was paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5606.

Sincerely,

/s/ Nathan Bentley
Compliance Officer

Enclosures